(As filed September 18, 2003)

                                                               File No. 70-9891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            ________________________________________________________

                                     POS AMC

                         POST-EFFECTIVE AMENDMENT NO. 3
                                (Amendment No. 6)
                                       to
                           APPLICATION OR DECLARATION
                                       ON
                                    FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            _________________________________________________________

                           ALLIANT ENERGY CORPORATION
               ALLIANT ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                          WHITING PETROLEUM CORPORATION
              WHITING OIL AND GAS CORPORATION AND ITS SUBSIDIARIES
                          Mile High Center, Suite 2300
                                  1700 Broadway
                           Denver, Colorado 80290-2300

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              _____________________________________________________

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              _____________________________________________________

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)
              _____________________________________________________

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                 connection with this Application or Declaration
                                       to:

        Barbara J. Swan, General Counsel   William T. Baker, Jr., Esq.
        Alliant Energy Corporation         Thelen Reid & Priest LLP
        4902 N. Biltmore Lane              875 Third Avenue
        Madison, Wisconsin 53718           New York, New York 10022

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.

           1.1 Introduction. By order dated October 3, 2001 (Holding Co. Act Release No. 27448) (the "Prior Order"), as amended by a supplemental order dated December 17, 2002,(1) Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its non-utility subsidiaries (the "Non-Utility Subsidiaries") were authorized through December 31, 2004 (the "Authorization Period"), to engage in a program of external long-term financing transactions, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Alliant Energy, to enter into interest rate hedges, to engage in certain non-utility energy-related activities, and to engage in certain other related transactions. The Prior Order also authorized Alliant Energy to invest proceeds of authorized financings in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33, respectively, of the Act in an aggregate amount up to 100% of Alliant Energy's average consolidated retained earnings.(2)

         Alliant Energy's wholly-owned public-utility subsidiaries are Interstate Power and Light Company ("IP&L"), Wisconsin Power and Light Company ("WP&L"), and South Beloit Water, Gas and Electric Company (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide public-utility service to approximately 957,000 electric and 405,000 retail gas customers in parts of Iowa, Wisconsin, Minnesota, and Illinois. Alliant Energy also indirectly holds 25% of the common stock of ATC Management Inc. and a 25% membership interest in American Transmission Company, LLC, which were formed to acquire, own and manage the Wisconsin transmission assets of Alliant Energy and certain other Wisconsin electric utility companies.

         Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER owns four principal direct subsidiaries that engage, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services and other energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services, (ii) developing, owning and/or operating EWGs and FUCOs, (iii) transportation services, and (iv) management of real estate, economic development and other passive investments.

-------------------

(1)  Holding Co. Act Release No. 27620.

(2) The Prior Order reserved jurisdiction over: (1) Alliant Energy's request to issue securities that are rated below investment grade, (2) energy marketing activities outside the United States and Canada, (3) other energy-related activities outside the United States, and (4) the use by Alliant Energy of financing proceeds to invest in EWGs and FUCOs in excess of the limit authorized in the Prior Order.

         Of relevance to this Post-Effective Amendment, Alliant Energy, through AER and its other Non-Utility Subsidiaries, is authorized under the Prior Order to invest in certain types of energy-related non-utility assets in the United States and Canada, specifically including natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that are incidental to the ongoing oil and gas exploration and production and energy marketing, brokering and trading operations of the Non-Utility Subsidiaries. The Commission authorized AER and its subsidiaries to invest up to $800 million (the "Investment Limitation") at any one time outstanding during the Authorization Period in Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets.

         As of June 30, 2003, AER and its subsidiaries had made investments during the Authorization Period in Energy Assets totaling approximately $384 million, of which $379 million represented investments in oil and gas exploration and production properties by Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) ("Whiting Oil and Gas"), currently a direct subsidiary of AER. In November 2002, Alliant Energy's board of directors approved several strategic actions designed to maintain a strong credit profile for Alliant Energy, strengthen its balance sheet and position Alliant Energy for improved long-term financial performance. These actions include the sale of certain non-regulated businesses, including the oil and gas exploration and production operations of Whiting Oil and Gas. In order to complete the sale on a tax efficient basis, AER has formed a holding company, Whiting Petroleum Corporation ("WPC"), which has taken the same name as "old" Whiting Petroleum Corporation. In connection with the transaction described below, WPC will be a direct subsidiary of AER and become the direct parent of Whiting Oil and Gas.(3)

                  1.2 The Initial Public Offering. On July 25, 2003, WPC (under the name Whiting Petroleum Holdings, Inc., which has since been changed) filed a Registration Statement on Form S-1 in File No. 333-107341 with respect to an initial public offering ("IPO") of its common stock. AER expects to sell at least 51% of the issued and outstanding common stock of WPC in the IPO. The IPO is currently expected to be completed by the end of November 2003. AER intends to divest its remaining interest in WPC during the first half of 2004, subject to market conditions. After the IPO, WPC will remain a "subsidiary company" of Alliant Energy until such time as AER reduces its ownership percentage in WPC's common stock to below 10% or WPC files an application under Section 2(a)(8) of the Act to be declared not to be a "subsidiary company" of Alliant Energy.

         In the event that the IPO described in this Post-Effective Amendment is not completed as currently planned, AER may instead sell some or all of the common stock of WPC or Whiting Oil and Gas to one or more purchasers in one or more negotiated private sales. It is therefore requested that the proposed modification to the Prior Order described in Item 1.3 below be made

-------------------

(3) WPC will be an Intermediate Subsidiary within the meaning of the Prior Order after the IPO.

subject only to the reduction of AER's ownership of WPC's or Whiting Oil and Gas's common stock to below 50%.

         Upon the effective date of the IPO, WPC will become a publicly-held company whose common stock will be traded on the New York Stock Exchange. Also upon the effective date of the IPO, Alliant Energy, AER, WPC, and Whiting Oil and Gas will enter into a Master Separation Agreement and other agreements that are intended to address the ongoing relationship between Alliant Energy and WPC with respect to Alliant Energy's right to nominate directors to WPC's board of directors, restrictions on certain corporate actions,(4) Alliant Energy's responsibility for expenses of the IPO, obligations of the parties to indemnify each other for certain liabilities, and other matters.(5) As relevant to this Post-Effective Amendment, the Master Separation Agreement also sets forth the agreement of the parties that $300 million of the remaining amount under the Investment Limitation (approximately $400 million as of June 30, 2003) under the Prior Order will be reserved for use by WPC and its subsidiaries after the IPO to invest in Energy Assets (or the equity securities of new or existing companies, including Whiting Oil and Gas, substantially all of whose physical properties consist of Energy Assets).

         As a new public company under separate management, WPC, through Whiting Oil and Gas or other subsidiaries, intends to pursue an active program of acquiring additional oil and gas exploration and production properties similar to those already held by Whiting Oil and Gas. The funds necessary to make any such acquisitions after the IPO will be derived by WPC and its subsidiaries from internal sources of cash, borrowings and/or sales of equity securities by WPC or its subsidiaries to persons unaffiliated with Alliant Energy.(6) After the IPO, Alliant Energy will not make any new investment in WPC, directly or indirectly, and will not, directly or indirectly, guarantee or otherwise provide credit support for securities issued by or other new obligations of WPC or any subsidiary of WPC.

-------------------

(4) Under the Master Separation Agreement, for so long as Alliant Energy owns at least 10% of WPC's outstanding common stock, WPC must obtain Alliant Energy's consent before it may take specified corporate actions, including issuing equity securities, declaring dividends, redeeming or repurchasing equity securities, merging or consolidating with another entity, amending its charter documents, taking or recommending to our stockholders actions limiting the rights of, or denying benefits to, any stockholder, adopting a stockholder rights plan or liquidating, dissolving or winding-up. The Master Separation Agreement also provides that two-thirds of WPC's board of directors must approve specified corporate matters, including its annual acquisitions and drilling budget, indebtedness in excess of the borrowing base under its credit agreement, significant business acquisitions or dispositions, its annual capital and operating budgets, significant joint ventures, certain executive compensation matters or hedging its production in excess of specified volumes.

(5) The form of Master Separation Agreement will be filed as Exhibit 10.1 to Amendment No. 1 of the Registration Statement.

(6) The sale of equity and debt securities by WPC and its subsidiaries to finance their ongoing operations and acquisitions of additional Energy Assets will be exempt under Rule 52(b).

         WPC projects that it is likely to need more than the $300 million of the Investment Limitation reserved for its use under the Master Separation Agreement during the remainder of the Authorization Period in order to complete acquisitions of new Energy Assets that it has identified as acquisition candidates. Moreover, as a publicly-held company with its own separate management and a business plan that is not in any way dependent upon future support from Alliant Energy, WPC's "shared" authorization under the Prior Order may place WPC at a competitive disadvantage to other unregulated oil and gas exploration companies. Accordingly, Alliant Energy, AER, WPC and Whiting Oil and Gas are filing this Post-Effective Amendment in order to seek a further modification of the Prior Order that would create a separate and larger Investment Limitation in Energy Assets for WPC, Whiting Oil and Gas and their subsidiaries.

                  1.3 Requested Modifications to the Prior Order. In this Post-Effective Amendment, Alliant Energy, AER, WPC and Whiting Oil and Gas are requesting a modification to the Prior Order to (i) authorize WPC, Whiting Oil and Gas and their subsidiaries to invest up to $800 million at any one time outstanding in Energy Assets (the "WPC Investment Limitation") and (ii) reduce the current Investment Limitation under the Prior Order from $800 million to $200 million (the "New AER Investment Limitation"). Only those existing investments in Energy Assets made by AER through subsidiaries other than Whiting Oil and Gas (approximately $5 million as of June 30, 2003) and new investments in Energy Assets by AER or its subsidiaries (other than WPC and its subsidiaries) after the IPO (or other sale of at least 50% of WPC's or Whiting Oil and Gas's common stock) will be counted against the New AER Investment Limitation. Existing investments in Energy Assets by Whiting Oil and Gas as of the date of the IPO (or other sale of at least 50% of WPC's or Whiting Oil and Gas's common stock) (approximately $379 million as of June 30, 2003) will be counted against the WPC Investment Limitation. All other terms, conditions, limitations and restrictions under the Prior Order, as applied to Energy Assets, will continue to apply.

         As stated in Item 4 below with reference to Section 10(f) of the Act, while Alliant Energy does not anticipate that any state commission would have jurisdiction over the proposed acquisition of Energy Assets, Alliant Energy cannot provide definitive assurance that no state commission would have jurisdiction over the proposed transactions. Accordingly, with a view to potential circumstances where a state commission may have jurisdiction over a proposed acquisition of Energy Assets ("State-Jurisdictional Acquisitions"), Alliant Energy requests that the Commission reserve jurisdiction over the proposed transactions solely in respect of any such State-Jurisdictional Acquisition, pending in each such case: (x) receipt of the required state commission authorization and filing of a copy thereof as a supplement to the record in this proceeding, and (y) issuance of a supplemental order of the Commission authorizing such State-Jurisdictional Acquisition.(7)

-------------------

(7) The Commission recently authorized a similar proposal subject to the same reservation of jurisdiction. See Cinergy Corp., et al., Holding Co. Act Release No. 27717 (Aug. 29, 2003).

ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
           ------------------------------

           The additional fees, commissions and expenses paid or incurred in connection with this Post-Effective Amendment will not exceed $10,000.


ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
           -------------------------------

           3.1 General. Sections 9(a) and 10 of the Act are applicable to investments in Energy Assets.

           3.2 Rule 53/54 Analysis. The proposed transaction is also subject to Section 32(h) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of June 30, 2003, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $466.1 million, or approximately 62.3% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2003 ($748.6 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy in an order dated October 3, 2001 (Holding Co. Act Release No. 27448) to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

         Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced a modest increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia, which was completed in late April 2003, and the sale of Alliant Energy's affordable housing business, which was completed in mid-2003) and the application of the proceeds to retire debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318.4 million) were used to make capital contributions to IP&L and WP and L; and implementation of other cost control measures.(8) As a result of the above completed and other completed and proposed asset sales, Alliant

-------------------

(8) At June 30, 2003, Alliant Energy's consolidated capitalization consisted of 38.5% common equity, 4.1% preferred stock, 49.1% long-term debt (including variable rate demand bonds classified as current), and 8.3% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).

Energy expects to achieve aggregate debt reduction in excess of $800 million with a significant majority, if not all, expected to occur in 2003 with any remainder in 2004.

         Finally, the proposed transaction will have no impact on Alliant Energy's consolidated capitalization.

         Since the issuance of the October 3, 2001 order, Alliant Energy has experienced a modest increase in its level of losses from its portfolio of FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal year 2001, Alliant Energy's share of losses totaled approximately $25.3 million.(9) Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved.

         Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.(10)


ITEM 4.    REGULATORY APPROVALS.
           --------------------

         With reference to Section 10(f) of the Act, although Alliant Energy does not anticipate that any state commission would have jurisdiction over the proposed acquisition of Energy Assets (particularly oil and gas exploration and production properties), Alliant Energy cannot provide definitive assurance that no state commission would have jurisdiction over such transactions. In the event

-------------------

(9) Source: Alliant Energy's Annual Report on Form U5S for the year ended December 31, 2001 (Alliant Energy's share only).

(10) With regard to Rule 53(b)(3), operating losses on Alliant Energy's investments in EWGs and FUCOs were less than 5% of consolidated retained earnings in 2002.

that an acquisition of Energy Assets would require authorization from the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended (i.e., if structured as an asset purchase rather than a stock or equity purchase), Alliant Energy and its subsidiaries (including WPC and its subsidiaries) will not proceed with any such acquisition in the absence of any such required authorization or without complying with the terms and conditions thereof.


ITEM 5.    PROCEDURE.
           ---------

           The applicants request that the Commission issue a notice with respect to the filing of this Post-Effective Amendment as soon as practicable. The applicants further request that the Commission's order be issued as soon as its rules allow after the notice period, and in any event not later than November 14, 2003, and that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.
           ---------------------------------

         A.       EXHIBITS.
                  --------

                  The following additional exhibit is filed as part of this Post-Effective Amendment:

                  G-2      Proposed Form of Federal Register Notice.


         B.       FINANCIAL STATEMENTS.
                  --------------------

                  FS-1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 2002 (incorporated by reference to the Current Report on Form 8-K of Alliant Energy, dated June 4, 2003) (File No. 1-9894).

                  FS-2 Statements of Income of Alliant Energy and consolidated subsidiaries for the twelve months ended December 31, 2002 (incorporated by reference to the Current Report on Form 8-K of Alliant Energy, dated June 4, 2003) (File No. 1-9894).

                  FS-3 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of June 30, 2003 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2003) (File No. 1-9894).

                  FS-4 Statements of Income of Alliant Energy and consolidated subsidiaries for the six months ended June 30, 2003 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2003) (File No. 1-9894).

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.
           ---------------------------------------

           None of the matters that are the subject of this Post-Effective Amendment involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Post-Effective Amendment will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalves by the undersigned thereunto duly authorized.

                                    ALLIANT ENERGY CORPORATION
                                    ALLIANT ENERGY RESOURCES, INC.

                                    By: /s/ F. J. Buri
                                    Name:   F. J. Buri
                                    Title:  Corporate Secretary


                                    ALLIANT ENERGY INTEGRATED SERVICES COMPANY
                                    ALLIANT ENERGY INVESTMENTS, INC.
                                    ALLIANT ENERGY TRANSPORTATION, INC.

                                    By: /s/ F. J. Buri
                                    Name:   F. J. Buri
                                    Title:  Secretary


                                    WHITING PETROLEUM CORPORATION
                                    WHITING OIL AND GAS CORPORATION

                                    By: /s/ F. J. Buri
                                    Name: F. J. Buri
                                    Title: Assistant Secretary


Date:    September 18, 2003